Exhibit 12.1
Noble Corporation
Statement Regarding Computation of Ratios

	For the nine months ended September 30		For the twelve months ended December 31
	2010	2009	2009	2008	2007	2006	2005	2004
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees	$830,996	$1,508,029	$2,037,215	$1,913,586	$1,490,653	$921,845	$361,507	$155,635
Add: Fixed charges	62,608	50,226	66,378	55,347	66,523	56,298	35,443	36,021
Add: Amortization of capitalized interest	5,857	3,339	4,896	3,783	2,662	1,827	1,827	1,827
Less: Interest capitalized	(51,088)	(41,748)	(54,933)	(47,727)	(50,421)	(37,853)	(13,989)	—

Total earnings	$848,373	$1,519,846	$2,053,556	$1,924,989	$1,509,417	$942,117	$384,788	$193,483

Fixed charges:
Interest expense (1)	4,147	1,261	$1,685	$4,388	$13,111	$16,167	$19,786	$34,389
Interest capitalized	51,088	41,748	54,933	47,727	50,421	37,853	13,989	—
Estimate of interest within rental expense	7,373	7,217	9,760	3,232	2,991	2,278	1,668	1,632

Total fixed charges	$62,608	$50,226	$66,378	$55,347	$66,523	$56,298	$35,443	$36,021

Ratio of Earnings to Fixed Charges	13.6	30.3	30.9	34.8	22.7	16.7	10.9	5.4

(1)	Includes amortization of discounts and capitalized expenses related to indebtedness